October 24, 2011

VIA EDGAR

Linda Cvrkel
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Kona Grill, Inc.
Form 10-K for the year ended December 31, 2010
Filed March 11, 2011
Definitive Proxy Statement on Schedule 14A
Filed March 14, 2011
File No. 001-34082

Dear Ms. Cvrkel:

We have reviewed the comments in your letter dated September 29, 2011 regarding the above referenced filings and have provided the attached responses.  We have repeated the text of your questions and followed each with our response.

Further, Kona Grill, Inc. (the “Company”) acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filings referenced above;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings referenced above; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our responses, you may contact me at (480) 922-8100.

Very truly yours,

/s/ Mark S. Robinow
Mark S. Robinow
Executive Vice President and Chief Financial Officer

Linda Cvrkel
October 24, 2011

Form 10-K for the year ended December 31, 2010

Notes to the Financial Statements

General

1.
SEC Comment:  We note from your disclosure on page 3 that during 2010 you introduced several marketing and branding initiatives, including your Konavore loyalty program. Please explain to us, and revise the notes to the financial statements in future filings to disclose the nature and terms of this loyalty program. Your response and revise disclosure should also explain how you account for the revenue and costs associated with this program.

Company Response:  We maintain a guest loyalty club (the KonavoreTM program), an email-based marketing program designed to communicate new menu offerings, restaurant specific events, and other marketing messages to keep Kona Grill top of mind for consumers. The KonavoreTM loyalty program offers members a discount coupon upon enrolling in the program and a discount coupon for a member’s birthday. These coupons are recognized upon redemption and recorded in the financial statements as a sales discount. Costs associated with the redemption of a promotion in the form of a coupon for discounted product are recorded in cost of sales as these coupons are typically redeemed with purchase of additional food and beverage items. Costs associated with promotional giveaways of food and beverages to local businesses and sponsorship of events are viewed as advertising in nature and recorded in restaurant operating expenses.

The Company will revise its disclosure in future filings to include disclosure regarding the nature and terms of the KonavoreTM program and how we account for the revenue and costs associated with this program, including substantially the information in the preceding paragraph. In particular, in the Form 10-Q to be filed by the Company for the quarter ended September 30, 2011 (the “September 30, 2011 10-Q”), we intend to include such disclosure in Note 2 to the Unaudited Consolidated Financial Statements, “Advertising and Marketing Costs.”

Note 9. Income Taxes, page F-16

2.
SEC Comment:  We note from the reconciliation of income tax benefit at the federal statutory rate to the income tax expense reported on the statements of operations, that in 2010 there is significant amount titled “other.” Please explain to us, and disclose in future filings the nature of the amount(s) included in this line item.

Company Response:  The $209,000 reported as “Other” in the income tax reconciliation in Note 9 to the Consolidated Financial Statements in the 2010 Form 10-K primarily reflects $169,000 for the change in tax benefit from accumulated state net operating losses and $39,000 for the reduction in unrecognized tax benefits due to the lapse of the statute of limitations. In future Form 10-K reports, the Company will describe in its footnotes for Income Taxes the nature of the amounts included in the “Other” line item in the reconciliation. Please note that the Company does not include such reconciliation in the Notes to the unaudited financial statements in its Form 10-Q reports.

Form 10-Q for the Quarter Ended June 30, 2011

Note 8. Subsequent Event

3.
SEC Comment:  We note your disclosure that in July 2011 you decided to close the West Palm Beach restaurant and entered into an amendment to early terminate the lease. Please tell us, and disclose in future filings, the amount of the lease termination fee as well as the estimated amounts of severance and other exit charges that will be reflected within discontinued operations in the third quarter of 2011.

Linda Cvrkel
October 24, 2011

Company Response:  As described in its Form 8-K report filed on September 23, 2011, the Company on September 22, 2011 announced its decision to close its Sugar Land, Texas restaurant. Therefore, the results of both the West Palm Beach, Florida and Sugar Land, Texas restaurants will be included in discontinued operations in the third quarter. The Company will include the following Note to its Unaudited Consolidated Financial Statements in the September 30, 2011 10-Q:

3. Discontinued Operations

As part of ongoing profitability initiatives, we closed our West Palm Beach, Florida and Sugar Land, Texas restaurants during the third quarter of 2011. The decision to close these restaurants was based on these restaurants’ past and present operating performance and projected future results. We entered into an amendment with the landlord of the West Palm Beach restaurant that provided for the early termination of the lease on July 31, 2011. Under the lease amendment, we paid an early termination fee and agreed not to remove certain restaurant equipment from the premises. We closed the Sugar Land location on September 21, 2011.

During the third quarter of 2011, we recognized $1,050,000 related to estimated and actual lease termination costs for the two restaurants closed during the quarter and $211,000 for severance, relocation, and other exit costs. The lease termination and exit cost accrual is included in accrued expenses on the consolidated balance sheets. These costs are partially offset by deferred rent write-offs of $1,260,000. We also recognized $53,000 in non-cash asset impairment charges related to the write-off of equipment and furniture left at the closed restaurants. We previously recognized non-cash asset impairment charges of $5,204,000 associated with these restaurants during 2009.

We determined that the closures met the criteria for classification as discontinued operations as of September 30, 2011. As a result, all historical operating results as well as lease termination and exit costs attributable to these restaurants are reflected within discontinued operations in the consolidated statements of operations for all periods presented. Loss from discontinued operations, net of tax is comprised of the following (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
Restaurant sales	$672	$1,045	$3,317	$3,730

Loss from discontinued operations before income taxes	$(155)	$(145)	$(297)	$(269)
Income tax benefit	9	—	9	—
Loss from discontinued operations, net of tax	$(146)	$(145)	$(288)	$(269)

The following table presents a rollforward of lease termination and exit costs (in thousands):

	Balance at December 31, 2010	Additions	Payments	Balance at September 30, 2011
Lease termination	$—	$1,050	$(533)	$517
Severance, relocation and other exit costs	—	211	(136)	75
Lease termination and exit costs	$—	$1,261	$(669)	$592

Linda Cvrkel
October 24, 2011

Definitive Proxy Statement on Schedule 14A

General

4.
SEC Comment:  Please tell us why you did not include a say-on-pay advisory vote or frequency vote pursuant to Rule 14a-21 of the Exchange Act in your proxy statement. We note, in this regard, that you did not check the box on the cover page of many of your recent periodic reports indicating that you are a smaller reporting company and that you have included disclosure in your recent filings that is not required for smaller reporting companies.

Company Response:  The Company qualifies as a smaller reporting company (as well as a non-accelerated filer) under Rule 12b-2 and has qualified at all times during the past several years. On the cover page of its Form 10-K report filed on March 11, 2011, the Company reported a public float of less than $75 million as of the end of the quarter ended June 30, 2010 (the immediately preceding second quarter). Therefore, pursuant to Rule 14a-21(a), the Company was exempted from the Say-on-Pay vote requirement for its 2011 annual meeting. The Company expects to be exempt from this requirement for its 2012 annual meeting as well, based on its public float at the end of the second quarter of 2011.

The Company mistakenly checked the box for “non-accelerated filer” on its periodic reports through the Form 10-Q report filed April 29, 2011, despite the language instructing that the box should not be checked by a smaller reporting company. This was corrected in the Form 10-Q for the quarter ended June 30, 2011, filed on August 1, 2011 – the Company checked the smaller reporting company box. The Company will continue to check the smaller reporting company box in future filings until such time as it does not qualify for this status.

Please note that, even though it is a smaller reporting company, the Company has in its periodic reports elected to include information similar to that required for larger companies, as permitted by the scaled disclosure rules under Item 10(f) of Regulation S-K.

Board of Directors and Executive Officers, page 4

5.
SEC Comment:  Please confirm that in future filings you will briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Buehler should serve as a director in light of your business and structure. Refer to Item 401(e)(1) of Regulation S-K.

Company Response:  We acknowledge the Staff’s comment and will include disclosure in future filings to discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each then-current director or director nominee should serve as a director of the Company, as required under Item 401(e) of Regulation S-K. Please note that Mr. Buehler resigned as a director and executive officer of the Company on June 3, 2011, as disclosed in the Company’s Form 8-K report filed on June 9, 2011.

Executive Compensation, page 12

Compensation Discussion and Analysis, page 12

Determining Executive Compensation, page 12

6.
SEC Comment:  Please advise as to whether the peer group companies listed on page 12 are the companies to which you benchmarked compensation in fiscal 2010. To the extent that they are not, please confirm that in future filings you will list the companies to which you benchmarked compensation in the most recently completed fiscal year. In addition, please confirm that in future filings you will disclose the degree to which you considered such companies comparable to you. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Linda Cvrkel
October 24, 2011

Company Response: In fiscal 2010, the committee utilized publicly available data from similar-sized restaurant companies to review the salaries of its named executive officers. The group of companies reviewed included, but was not limited to, some of the peer group companies listed on page 12.

In future filings, the Company will list the companies to which it benchmarked compensation in the most recently completed fiscal year. Further, the Company will disclose in future filings the degree to which we consider peer group companies comparable to us. As part of this disclosure, we will discuss the specific factors we look at in determining whether a company is comparable (for example, annual sales, market capitalization and industry segment).

Elements of Executive Compensation, page 13

7.
SEC Comment:  We note your disclosure on page 13 that, when you set the base salaries of your executives, you considered the overall performance of your company and that the annual incentive bonuses that you awarded to your executive officers were based upon the achievement of performance objectives and pre-defined individual performance objectives. Please confirm that in future filings you will quantify all company-wide performance targets and the company’s actual results as compared to those targets or provide us with your analysis for concluding that the disclosure of such targets is not required because it would result in competitive harm and such disclosure may be omitted pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In addition, please revise to include a discussion of individual performance metrics. In your response, please provide us with your proposed revised disclosure based on the 2010 fiscal year.

Company Response:  In response to the Staff’s comment, the Company will disclose in future filings the company-wide performance targets and the Company’s actual results as compared to those targets. The Company’s proposed disclosure based on the 2010 fiscal year is as follows:

Annual Incentive Bonus

Annual bonuses are intended to provide incentive compensation to executive officers who contribute substantially to the success of our company. During January 2005, the committee approved a management bonus program pursuant to which our chief executive officer, chief financial officer, and senior operations officer are eligible to receive 50%, 40%, and 40% of his respective base salary upon successfully achieving certain specified goals.

The Board of Directors believes that annual restaurant sales, cash flow and earnings growth are key drivers of stockholder return over the long term. Therefore, the compensation committee provides an annual incentive to motivate and reward executives based upon our goal of increasing restaurant sales and earnings before interest, taxes, depreciation, amortization, stock-based compensation expense, and unusual charges, if applicable (“adjusted EBITDA”). Performance targets are established early each year and are generally set at aggressive levels, which include the funding of any payout. No payout is made if our company’s minimum performance targets are not achieved. The combination of these factors determines any incentive bonuses to be paid. For 2010, the performance measures used to determine incentive bonus payouts was based upon the degree of achievement of adjusted EBITDA and restaurant sales targets as listed below:

Linda Cvrkel
October 24, 2011

Weight	Performance Target

75%	Adjusted EBITDA of $5.1 million

25%	Restaurant sales of $89 million

In January 2011, the Board reviewed our performance against the Company’s performance objectives for 2010. Based upon meeting certain adjusted EBITDA and restaurant sales targets during 2010 as detailed below, a bonus payout equal to 62.5% of the targeted bonus amount was paid to each executive officer.

	Target	Actual	Factor	Weight	Bonus Percentage(1)

Adjusted EBITDA	$5.1 million	$4.9 million	0.6	75%	45.0%

Restaurant sales	$89 million	$87.6 million	0.7	25%	17.5%

Total					62.5%

(1)	Bonus percentage is calculated by multiplying the factor by the weight and represents the percentage of the targeted bonus that the named executive officer is awarded.

The following is a reconciliation of loss from operations to adjusted EBITDA for 2010:

Loss from operations	$(1,496)
Add: Depreciation and amortization	5,666
Stock-based compensation	474
Contested proxy solicitation	347
Adjusted EBITDA	$4,991

Individual performance objectives are developed based upon personal, operational, and financial performance targets specific to the responsibilities of each executive officer and include elements designed to achieve our growth strategy such as comparable base sales growth, improvement in restaurant operating margins, and cost containment goals. After the end of each year, the committee conducts an assessment of individual performance towards achieving these goals. Following the committee’s assessment, the committee makes a recommendation to the Board regarding the bonus payout to our executive officers. The Board approved the committee’s recommendation of bonus payout for 2010. For each executive officer, the annual incentive bonus for 2010 reflected in the Summary Compensation Table on page 15 represented the amount calculated under the formula described above relating to the Company’s performance objectives, without any adjustment for individual factors.

8.
SEC Comment:  We note your disclosure on page 13 that the compensation committee considers the target percentage of ownership of executive officers in your peer group in setting award levels for the executive officers and “[i]f, in the opinion of the committee, the outstanding service of an existing employee merits an increase in the number of options held, the committee may elect to issue additional stock options to that employee.” Please confirm that in future filings you will disclose the factors the committee considers to determine whether an increase is warranted due to “outstanding service.” In this regard, we note your disclosure that in January 2010 you granted an option to Mark Robinow to purchase $25,000 shares of common stock related to his 2009 performance.

Linda Cvrkel
October 24, 2011

Company Response:  In response to the Staff’s comment, the Company will include in future filings the factors the compensation committee considers to determine whether an increase is warranted due to outstanding service. The compensation committee considered Mark Robinow’s leadership in guiding the Company through a difficult economic period and the completion of a bridge loan and rights offering during 2009 as contributing factors to grant him an additional option to purchase 25,000 shares of common stock.

Summary Compensation Table, page 15

9.
SEC Comment:  In future filings, please include the amounts awarded to your named executive officers as annual incentive bonuses in the Non-Equity Incentive Plan Compensation column rather than the Bonus column. Also, please include the information required by the Grants of Plan-Based Awards table regarding these awards.

Company Response:  We acknowledge the Staff’s comment and will include in future filings the amounts awarded to named executive officers as annual incentive bonuses in the Non-Equity Incentive Plan Compensation column and also include the information required by the Grants of Plan-Based Awards table regarding these awards.